REPORT OF INDEPENDENT AUDITORS
AND FINANCIAL STATEMENTS

TrioWave Technologies

January 20, 2022

Table of Contents

Ilija Huljev
44-70 21st street, Suite 281
Long Island City, NY

Board of Directors
TrioWave Technologies

Report of Independent Auditors

I have reviewed the accompanying comparative balance sheet for TrioWave Technologies as of December 31, 2020 and December 20, 2019 and the related statements of income, statement of cash flow and statement of shareholder's equity for the periods then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for our report.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not produced any income in the 2019 fiscal year, has significant intangible assets on the balance sheet, and has stated that substantial doubt exists about the Company's ability to continue as a going concern.

Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. My conclusion is not modified with respect to this matter.

____

Ilija Huljev, CPA
New York, NY
License #: 123671
1/20/2022

Trio Wave Technologies
Balance Sheet Prev Year Comparison
As of December 31, 2020

	Dec 31, 20	Dec 31, 19	$ Change	% Change
ASSETS				
Current Assets				
Checking/Savings				
Checking at Wells Fargo Bank	1,282.38	1,020.06	262.32	25.7%
Total Checking/Savings	1,282.38	1,020.06	262.32	25.7%
Other Current Assets				
Inventory Asset				
FaceKARE Elite	19,074.00	2,890.00	16,184.00	560.0%
PainKARE	1,996.00	0.00	1,996.00	100.0%
PainKARE Patch	3,137.40	1,145.40	1,992.00	173.9%
Product Consumable	4,000.00	4,000.00	0.00	0.0%
Total Inventory Asset	28,207.40	8,035.40	20,172.00	251.0%
Total Other Current Assets	28,207.40	8,035.40	20,172.00	251.0%
Total Current Assets	29,489.78	9,055.46	20,434.32	225.7%
Fixed Assets				
Accumulated Depreciation	-7,075.52	-5,295.53	-1,779.99	-33.6%
Intangible Properties				
FDA 510K K151034	80,217.00	80,217.00	0.00	0.0%
Patents 9889296 9220894	35,555.37	35,555.37	0.00	0.0%
Product Dev On FDA and Patents	1,951,142.16	1,951,142.16	0.00	0.0%
Total Intangible Properties	2,066,914.53	2,066,914.53	0.00	0.0%
Total Fixed Assets	2,059,839.01	2,061,619.00	-1,779.99	-0.1%
Other Assets				
Licenses and Permits	9,884.00	9,034.00	850.00	9.4%
Total Other Assets	9,884.00	9,034.00	850.00	9.4%
TOTAL ASSETS	**2,099,212.79**	**2,079,708.46**	**19,504.33**	**0.9%**
LIABILITIES & EQUITY				
Liabilities				
Current Liabilities				
Credit Cards				
Credit Card at Wells Fargo Bank	495.75	3,765.14	-3,269.39	-86.8%
Total Credit Cards	495.75	3,765.14	-3,269.39	-86.8%
Total Current Liabilities	495.75	3,765.14	-3,269.39	-86.8%

TrioWave Technologies
Balance Sheet Prev Year Comparison
As of December 31, 2020

	Dec 31, 20	Dec 31, 19	$ Change	% Change
Long Term Liabilities				
Loan - Inventory Purchase	28,207.40	8,035.40	20,172.00	251.0%
Total Long Term Liabilities	28,207.40	8,035.40	20,172.00	251.0%
Total Liabilities	28,703.15	11,800.54	16,902.61	143.2%
Equity				
Capital Stock				
Additional Pain-In Capital	381,612.68	379,412.68	2,200.00	0.6%
Par Value $0.001 x 5M share	4,000.00	4,000.00	0.00	0.0%
Total Capital Stock	385,612.68	383,412.68	2,200.00	0.6%
Other Equity	1,915,000.00	1,915,000.00	0.00	0.0%
Retained Earnings	-230,504.76	-225,970.83	-4,533.93	-2.0%
Net Income	401.72	-4,533.93	4,935.65	108.9%
Total Equity	2,070,509.64	2,067,907.92	2,601.72	0.1%
TOTAL LIABILITIES & EQUITY	**2,099,212.79**	**2,079,708.46**	**19,504.33**	**0.9%**

TrioWave Technologies
Profit & Loss Prev Year Comparison
January through December 2020

	Jan - Dec 20	Jan - Dec 19	$ Change	% Change
Ordinary Income/Expense				
Income				
Sales	6,539.99	0.00	6,539.99	100.0%
Total Income	6,539.99	0.00	6,539.99	100.0%
Cost of Goods Sold				
Service/Labor Purchased	32.00	0.00	32.00	100.0%
Shipping, Freight & Delivery	68.91	10.05	58.86	585.7%
Total COGS	100.91	10.05	90.86	904.1%
Gross Profit	6,439.08	-10.05	6,449.13	64,170.5%
Expense				
Advertising and Promotion	1,627.91	0.00	1,627.91	100.0%
Amortization Expense	1,779.99	1,779.99	0.00	0.0%
Bank Service Charges	234.48	236.40	-1.92	-0.8%
Computer and Internet Expenses	29.99	118.80	-88.81	-74.8%
Interest Expense	414.92	561.93	-147.01	-26.2%
Marketplace Fees	119.97	105.39	14.58	13.8%
Meals and Entertainment	0.00	51.86	-51.86	-100.0%
Office Supplies	103.25	112.67	-9.42	-8.4%
Rent Expense	384.00	0.00	384.00	100.0%
Travel Expense	1,196.65	1,526.84	-330.19	-21.6%
Utilities	146.20	30.00	116.20	387.3%
Total Expense	6,037.36	4,523.88	1,513.48	33.5%
Net Ordinary Income	401.72	-4,533.93	4,935.65	108.9%
Net Income	**401.72**	**-4,533.93**	**4,935.65**	**108.9%**

TrioWave Technologies
Statement of Cash Flows
January through December 2020

	Jan '19 - Dec 20
OPERATING ACTIVITIES	
Net Income	-4,132.21
Adjustments to reconcile Net Income to net cash provided by operations:	
Inventory Asset:FaceKARE Elite	-19,074.00
Inventory Asset:PainKARE	-1,996.00
Inventory Asset:PainKARE Patch	-3,137.40
Inventory Asset:Product Consumable	-4,000.00
Credit Card at Wells Fargo Bank	-6,100.18
Net cash provided by Operating Activities	-38,439.79
INVESTING ACTIVITIES	
Accumulated Depreciation	3,559.98
Intangible Properties:Patents 9889296 9220894	-400.00
Licenses and Permits	-1,675.00
Net cash provided by Investing Activities	1,484.98
FINANCING ACTIVITIES	
Loan - Inventory Purchase	28,207.40
Capital Stock:Additional Pain-In Capital	8,084.00
Net cash provided by Financing Activities	36,291.40
Net cash increase for period	-663.41
Cash at beginning of period	1,945.79
Cash at end of period	**1,282.38**

TrioWave Technologies

Statement of Stockholder's Equity for the year ending December 31, 2020

January through December 2020

	Shares	Paid-In Capital	Additional Paid-in Capital	Retained Earnings	Total
Beginning Balance January 1					
Contributions	4,000,000	4,000	381,612.68	-230,504.76	151,107.92
Other gain (loss)				0	0
Net Income				401.72	401.72
Ending Balance December 31	4,000,000	4,000	381,612.68	230,094.04	151509.64

Note:

1. Only one class of common stock
2. Total shares 5,000,000, with par value $0.001 each

Management's Discussion and Analysis

TrioWave Technologies (the "Company") is currently in the process of sourcing financing to fund its product development plan and sales program. Management believes that with the initiatives inplace to obtain financing they will be able to execute their customer acquisition, sales, and operational strategy.

Note 1 – Nature of Business

TrioWave Technologies, was founded in 2014 as a research & development and manufacturing company aiming at medical class devices using biostimulation technology for chronic diseases. Currently, there are two series of product, 'PainKARE' for chronic pains and 'FaceKARE' for aged face rejuvenation for purposes of looking younger. The products were developed in compliance with FDA 510K clearance for legally selling medical class products in United States.

The asset for FDA 510K includes US FDA authorized lab testing, application generation cost, consultation for engineering support, and the FDA annual fee. All activities were performed in the United States and were paid in cash by TrioWave in early 2016.

The patent assets were costs incurred from a United States law firm for patent applications applied in products. All activities were performed in US and paid in cash by TrioWave by the endof 2017.

The asset of product (FDA 510K, patented) includes hardware design/diagram, software, mechanical design, and production procedure/guideline, and is ready for production. The development started in 2013 and completed early 2019. All activities were performed by overseas entity, with majority funding by US owner, over $2.5M. Due to pandemic, overseas entity closed so US owner took this asset to TrioWave company, under category of other equity.

Note 2 – Going Concern

The Company has generated no revenue from during the 2019 fiscal year and only minimal sales in the 2020 fiscal year, considering the large carrying amount of Intangible Assets. In addition, the company currently represents an accumulated Retained Deficit of $230,504.76 as of the end of the 2020 fiscal year.

Note 3 – Summary of Significant Accounting Policies

Basis of accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company's policy is to maintain it books using the accrual method of accounting. Under the accrual method of accounting, revenue is recognized when services are rendered, and expenses are recognized as costs are incurred.

Intangible Assets – The Company's intangible assets consist primarily of the FDA 510k clearance asset and its related patents granted by the US Patent office. Intangible assets with finite lives are recorded at their estimated fair value at the date of acquisition and are amortized over their estimated useful lives using the straight-line method. The US Patents asset has been determined to have a 20-year useful life. The Company measures its intangible assets in accordance with ASC 350 and the accompanying subsections.

Inventory – Inventory is valued at lower of cost or market value; and purchased with a margin that accounts for marketing expenses. TrioWave Technologies should consider putting internal controls that regularly assess the value of inventory for potential write-offs (or in some rare cases, increases).

Revenue recognition – Revenue is recognized when realized, services rendered, or products shipped per the accrual basis of accounting

Operating expenses – Operating costs are expensed as incurred.

Note 4 – Common Stock

Under the articles of incorporation, the total number of common shares of stock that the corporation shall have authority to issue is five million (5,000,000), $0.001 par value per share. As of December 31, 2020, 4 million (4,000,000) shares have been issued and are outstanding.

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